UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APPROVAL
                          OMB NUMBER:  3235-0104
                          Expires: September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

   AIF II, L.P
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     (Last)                         (First)                      (Middle)

 c/o Apollo Advisors, L.P.
 2 Manhattanville Road
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                                   (Street)

 Purchase                             NY                              10577
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

  09/01/99
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

   Brooke Group Ltd.
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

 X  Form filed by One Reporting Person
----

    Form filed by More than One Reporting Person
----

             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


                                                                          (Over)
                                                                 SEC 1473 (7-96)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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
Warrant                               3/3/98       3/2/03       Common Stock        1,120,000(1)   $5.00         D
Warrant                              11/1/99      10/31/04      Common Stock        1,204,000(1)   $0.10         D


Explanation of Responses:

1 Amount reported does not include Warrants beneficially owned by Lion Advisors, L.P. that are exercisable for 1,826,000 shares of Common Stock of Brooke Group Ltd. (the "Issuer"). Apollo Advisors, L.P. ("Advisors") is the general partner of the Reporting Person. Apollo Capital Management, Inc. ("Management") is the general partner of Advisors. Leon D. Black and John J. Hannan are the directors and principal executive officers of Management. The Reporting Person, Advisors, Management and Messrs. Black and Hannan and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The foregoing does not include any adjustments for the declaration or payment by the Issuer of a 5% stock dividend on September 30, 1999 to holders of record on September 24, 1999.


AIF II, L.P.
By: Apollo Advisors, L.P., its
      general partner
By: Apollo Capital Management, Inc.,
     its general partner



    /s/ Michael D. Weiner                                 September 30, 1999
-------------------------------                        ------------------------
**Signature of Reporting Person                                  Date




**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1473 (7-96)